Filed by FXCM Inc.
Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Gain Capital Holdings, Inc.
Commission File No.: 001-35008

Disclosure Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which reflect the current views of FXCM (“FXCM”) with respect to, among other things, its operations and financial performance for the future. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. FXCM believes these factors include but are not limited to evolving legal and regulatory requirements of the FX industry, the limited operating history of the FX industry, risks related to the protection of its proprietary technology, risks related to its dependence on FX market makers, market conditions , risks related to the proposed transaction involving FXCM and GAIN, which include, but are not limited to, the risks that the proposed transaction may not be completed; that, if completed, the businesses of FXCM and GAIN may not be combined successfully or that such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; that the expected synergies from the proposed transaction may not be fully realized or may take longer to realize than expected and those other risks described under “Risk Factors” as such factors may be updated from time to time in FXCM Inc.’s most recent annual report on Form 10-K, FXCM Inc.’s quarterly reports on Form 10-Q and other SEC filings, which are accessible on the SEC’s website at sec.gov.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this communication and in our other SEC filings. FXCM undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the business combination transaction with GAIN proposed by FXCM, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for any prospectus, proxy statement or any other document which FXCM may file with the SEC in connection with the proposed transaction. INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS REGARDING THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge at the SEC’s website (http://www.sec.gov) or at FXCM’s website (http://www.fxcm.com ) by following the link to “Investor Relations” and then under the tab “Financial Information – SEC Filings”.

FXCM and its directors and executive officers may be deemed to be participants in any solicitation of proxies in respect of the proposed transaction with GAIN. Neither FXCM nor any of its directors or executive officers beneficially own any shares of common stock of GAIN. Additional information regarding FXCM’s directors and executive officers is available in FXCM’s proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 30, 2012. Other information regarding potential participants in any such proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

Dear FXCM Employees,

Earlier this evening, FXCM Inc. (NYSE: FXCM) issued a proposal to merge with and acquire Gain Capital Holdings LLC (NYSE: GCAP).  A copy of our press release describing the proposal, which contains the proposal letter, can be found on our Investor Relations website: http://ir.fxcm.com.  Additionally, within the next 24 hours, all publicly available information will be posted on our Investor Relations website.

A list of anticipated FAQ’s and answers to these questions will also be available on our Investor Relations page at http://ir.fxcm.com.

Subject to legal and regulatory requirements, we will make every effort to keep you informed throughout this process. In the meantime please feel free to speak with your manager and to read through all available information on our website.

Over the coming days and weeks, you may be contacted by members of the media, financial community or the general public regarding this proposal. It is important that we speak with one voice on this matter and we ask that you please do not respond, but direct all inquiries to our website information and to Jaclyn Klein jklein@fxcm.com or Investorrelations@fxcm.com 646-432-2463.

Finally, due the highly confidential and sensitive nature of this transaction, it is important that you do not discuss any non-public information with anyone outside of your immediate supervisors.

Please remember it is business as usual at FXCM and we do not currently anticipate staff changes as a result of the proposed transaction. We are committed to providing our clients with superior execution, and excellent customer service, and we must remain focused on running our core business operations.

Thank you for your continued dedication and valued contribution to our business.

Sincerely,

Drew Niv, CEO